UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P.

Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

TSAKOS ENERGY NAVIGATION

LIMITED FORM 6-K

Appointment of Director

Clio Hatzimichalis, General Counsel of Tsakos Energy Navigation Limited (the “Company” or “TEN”), was appointed to the Board of Directors of the Company on October 27, 2025. Following this appointment, there are now 10 directors serving on the Company’s Board of Directors, which is comprised of a majority of independent directors.

Clio Hatzimichalis has served as TEN’s General Counsel since 2015. She has over 20 years’ experience in practicing law and specializes in corporate, banking, finance and shipping law. Between 2003 and 2010 she was an associate at Norton Rose Fulbright (Athens) and then advised clients on corporate, finance and energy law, acting also as In-House Counsel. She is a member of the Athens Bar Association and the New York Bar Association. She holds a Bachelor of Laws (LL.B.) from the University of Athens Law School and a Master of Laws (LL.M.) in Banking, Corporate and Finance Law from Fordham University School of Law.

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This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	Registration Statement on Form F-3 (No. 333-273740) filed with the SEC on August 4, 2023;

•	Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

•	Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015; and

•	Registration Statement on Form S-8 (No. 333-279039) initially filed with the SEC on May 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2025

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ George Saroglou
George Saroglou
President and Chief Operating Officer